Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-07221)

Consolidated Balance Sheet

December 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Merrill Lynch, Pierce Fenner & Smith Incorporated and Subsidiaries
Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its subsidiaries (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, NC
February 27, 2026

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2025

(Dollars in millions, except share and per share amounts)

Assets

Cash and cash equivalents	$	3,577
Cash segregated for regulatory purposes or deposited with clearing organizations		1,331
Securities financing transactions		
Receivables under resale agreements		17,028
Receivables under securities borrowed transactions		240
Total securities financing transactions		17,268
Trading assets, at fair value		360
Other receivables		
Customers		7,893
Brokers and dealers		254
Interest and other, including loans due from affiliates		1,706
Total other receivables		9,853
Right-of-use lease assets		742
Goodwill and intangible assets		1,813
Other assets		417
Total assets	$	**35,361**

Liabilities

Securities financing transactions		
Payables under securities loaned transactions	$	2,508
Trading liabilities, measured at fair value in accordance with the fair value option election		371
Other payables		
Customers		14,252
Brokers and dealers		237
Compensation and benefits		960
Interest and other		2,911
Loans due to affiliates		1,132
Lease liabilities		812
Total other payables		20,304
Total liabilities	$	**23,183**

Contingencies and guarantees (*Note 10*)

Stockholder's Equity

Common stock, $1 par value; authorized - 1,200 shares; issued and outstanding - 1,000 shares		—
Paid-in capital		6,764
Retained earnings		5,414
Total stockholder's equity		**12,178**
Total liabilities and stockholder's equity	$	**35,361**

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1. Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S), together with its subsidiaries (the "Company"), is registered as a broker-dealer and investment adviser with the U.S. Securities and Exchange Commission (SEC), and is a member firm of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange (NYSE), and other securities exchanges. MLPF&S is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) and the Securities Investor Protection Corporation (SIPC). Additionally, it is registered as a swap firm with the NFA.

The Company provides its clients with investment-related products and services, including brokerage services and discretionary and non-discretionary investment advisory services through its investment advisory programs. Through its retirement group, the Company provides a wide variety of investment and custodial services to Individual Retirement Accounts (IRAs) and other retirement plans for small businesses. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing, and nonqualified deferred compensation plans. In addition, the Company provides financing to clients through margin lending and other extensions of credit. Certain products and services may be provided through affiliates.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is BAC North America Holding Company (BACNA), which is a wholly-owned subsidiary of NB Holdings Corporation ("NB Holdings"). NB Holdings is a wholly-owned subsidiary of Bank of America.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Balance Sheet is presented in conformity with accounting principles generally accepted in the United States of America (GAAP). The Consolidated Balance Sheet is presented in U.S. dollars. The Consolidated Balance Sheet includes the accounts of the Company and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Assets held in an agency or fiduciary capacity are not included in the Consolidated Balance Sheet.

The Company generally consolidates those variable interest entities (VIEs) where the Company is the primary beneficiary. At December 31, 2025, there were no interests in consolidated nor unconsolidated VIEs.

The preparation of the Consolidated Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and is therefore obligated by rules mandated by its primary regulator, the SEC, to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2025, the Company had $1.3 billion of cash deposited with clearing organizations.

Included in Cash segregated for regulatory purposes or deposited with clearing organizations at December 31, 2025 was $15.0 million of cash that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA Rule 15c3-3") and is considered restricted cash by the Company. Also included in Cash segregated for regulatory purposes or deposited with clearing organizations was an additional $14.0 million of cash that is considered restricted cash by the Company at December 31, 2025.

Securities Financing Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase (securities financing transactions) are treated as collateralized financing transactions. Generally, these agreements are recorded at acquisition or sale price plus accrued interest.

The Company's policy is to monitor the market value of the principal amount loaned under resale agreements and obtain collateral from or return collateral pledged to counterparties when appropriate. Securities financing transactions do not create material credit risk due to these collateral provisions; therefore, any allowance for loan losses is insignificant.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements including SEA Rule 15c3-3. Refer to *Note 16 - Regulatory Requirements* for further information.

Refer to *Note 6 – Securities Financing Transactions* for further information.

Trading Instruments

Trading assets and liabilities primarily consist of equity securities held by the Company in connection with dividend reinvestment plans (DRIP) participated in by the Company's customers.

Financial instruments utilized in trading activities are carried at fair value. Fair value is generally based on quoted market prices for the same or similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques where the determination of fair value may require significant management judgment or estimation.

Other Receivables and Payables

Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. Expected losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Brokers and Dealers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). These accounts generally settle daily and due to the short-term nature of brokers and dealers receivable, the credit exposure is limited. Expected credit losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Interest and Other

Interest and other receivables include interest on customer receivables and securities financing transactions, receivables from affiliates, dividends receivable, income taxes, commissions and fees, and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are recorded as a contra-asset against the amortized cost basis of the financial asset.

Interest and other payables include interest payable on securities financing transactions, income taxes, payables to affiliates, and other payables.

Compensation and Benefits

Compensation and benefits payables consist of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension, and other employee benefits.

Leases

The Company's lessee arrangements are comprised of operating leases. Under these arrangements, the Company records right-of-use assets and lease liabilities at lease commencement. All leases are recorded on the Consolidated Balance Sheet, except for leases with an initial term of less than 12 months for which the Company made the short-term lease election.

The Company made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate and equipment leases. As such, lease payments represent payments on both lease and non-lease components. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the Company's incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made prior to lease commencement and for any lease incentives. Refer to *Note 9 - Leases* for further information.

Goodwill and Intangible Assets

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by Stockholder's equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance, and other relevant Company-specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and

proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which Stockholder's equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of the Company's goodwill. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

The Company had no unamortized intangible assets with finite lives as of December 31, 2025.

Intangible assets deemed to have indefinite useful lives are not subject to amortization. This consists of the Company's proportion of the value assigned to the Merrill Lynch brand name. An impairment loss is recognized if the carrying value of the intangible asset with an indefinite life exceeds its fair value.

Refer to *Note 7 - Goodwill and Intangible Assets* for further information.

Other Assets
Other assets consist primarily of equipment and facilities and prepaid expenses. Premises and equipment are carried at cost less accumulated depreciation and amortization.

Fair Value
The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include equity securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

See *Note 5 – Fair Value Measurements* for further information.

Income Taxes
Gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the Balance Sheet. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company is included in the U.S. federal income tax return and certain state tax returns filed by the Parent.

Under the intercompany tax allocation agreements, tax benefits associated with net operating losses (NOLs) (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined, and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other receivables, including loans due from affiliates, Interest and other payables, and Loans due to affiliates, and is settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected on the Company's Consolidated Balance Sheet.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are remeasured at period-end rates of exchange.

3. Related Party Transactions

The Company enters into securities financing transactions with affiliates. The Company also provides certain investment management, brokerage, trust, and other securities services to affiliated companies, and contracts a variety of services from Bank of America and certain affiliated companies, including accounting, legal, regulatory compliance, transaction processing, purchasing, building management, and other services.

Assets and Liabilities

The following table summarizes related party assets and liabilities as of December 31, 2025.

(Dollars in millions)		
Assets		
Cash and cash equivalents	$	3,169
Receivables under resale agreements		17,028
Receivables under securities borrowed transactions		240
Interest and other, including loans due from affiliates		379
Total assets		**20,816**
Liabilities		
Payables under securities loaned transactions		2,508
Interest and other payables		1,679
Loans due to affiliates		1,132
Total liabilities	$	**5,319**

Loans Due to Affiliates

The Company has established unsecured borrowing agreements with various affiliates in the normal course of business. Amounts outstanding under these arrangements are included within Loans due to affiliates on the Consolidated Balance Sheet.

Certain of these agreements are revolving senior lines of credit, which have a term of six months. The credit lines may automatically be extended by six months unless the lender provides notice of non-extension at least 180 days prior to the then-applicable maturity date. These arrangements are summarized below:

Revolving Lines of Credit

(Dollars in millions)

Borrower	Lender	Committed/ Uncommitted	Limit	Maturity	Outstanding Balance
MLPF&S	NB Holdings	Uncommitted	$ 9,000	8/1/2026	$ 1,132
MLPF&S	MLBTC [1]	Uncommitted	5,000	8/1/2026	—
MLPF&S	NB Holdings	Committed	1,000	8/1/2026	—
Managed Account Advisors LLC [2]	NB Holdings	Uncommitted	100	8/1/2026	—
					$ 1,132

[1] Merrill Lynch Bank & Trust Company (Cayman) Ltd. (MLBTC) is an affiliate of MLPF&S, and a wholly-owned subsidiary of NB Holdings.

[2] Managed Account Advisors LLC is a wholly-owned, consolidated subsidiary of MLPF&S.

The Company also has an intraday line of credit, in which intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. This arrangement is summarized below:

Intraday Line of Credit

(Dollars in millions)

Borrower	Lender	Committed/ Uncommitted	Limit	Outstanding Balance
MLPF&S	BANA	Committed	$ 3,500	$ —

Loan Due From Affiliate
MLPF&S also has a revolving line of credit facility with an affiliate, which is included in Interest and other, including loans due from affiliates on the Consolidated Balance Sheet. This facility is unsecured and has a limit of $500 million. This facility will be automatically extended for another six-month term unless certain actions are taken prior to the maturity date. At December 31, 2025, the outstanding balance of this facility was $78.4 million.

Refer to *Note 8 - Subordinated Borrowing* for information on the subordinated borrowing between the Company and NB Holdings.

4. Risks and Uncertainties

Market Risk
Market risk is the risk that changes in market conditions may adversely impact the value of assets, liabilities, and assets under management. This risk is inherent in the financial instruments associated with our operations. In the event of market stress, these risks could have a material impact on our results.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner which may impact results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
The Company's primary liquidity risk management objective is to meet expected and unexpected cash flow and collateral requirements while continuing to support the Company's business and customers under a range of economic conditions. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks. The Company defines liquidity as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as they arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with NB Holdings and other affiliates. See *Note 3 - Related Party Transactions*.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms ("default risk"). Cash instruments expose the Company to default risk.

Financial services institutions and other counterparties are interrelated because of trading, funding, clearing, or other relationships. Defaults by one or more counterparties, or market uncertainty about the financial stability of one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity disruptions, losses, defaults and related disputes and litigation.

The Company has established policies and procedures for mitigating counterparty credit risk, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to the Consolidated Balance Sheet
December 31, 2025

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's concentrations of credit risk could adversely affect financial condition.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2025, the Company had indirect exposure to the U.S. government and its agencies resulting from maintaining U.S. government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus, the Company has credit exposure to the U.S. government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. government or its agencies held as collateral for resale agreements at December 31, 2025 totaled $17.0 billion, all of which was from affiliated companies.

5. Fair Value Measurements

Under applicable accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments under applicable accounting standards and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of a particular level of hierarchy occur when there is a change in the observability or unobservability of the inputs that are significant to the valuation. For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 2 – Summary of Significant Accounting Policies*.

Valuation Techniques

The following section outlines the valuation methodologies for the Company's assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2025, there were no significant changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Company's Consolidated Balance Sheet.

Trading Assets and Liabilities
The fair values of trading assets and liabilities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair values of trading assets and liabilities. Market price quotes may not be readily available for some positions such as positions within a market sector where trading activity has slowed significantly or ceased.

Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2025, including financial instruments that the Company accounts for under the fair value option, are summarized in the following table.

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Assets				
Trading assets:				
Equities	$ 351	$ 6	$ —	$ 357
Other	—	3	—	3
Total assets	$ 351	$ 9	$ —	$ 360
Liabilities				
Trading liabilities:				
Equities	365	6	—	$ 371
Total liabilities	$ 365	$ 6	$ —	$ 371

During 2025, there were no material changes in the fair value of the Company's Level 3 financial assets.

Short-Term Financial Instruments

Certain financial instruments are not carried at fair value or only a portion of the ending balance is carried at fair value on the Consolidated Balance Sheet.

The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes or deposited with clearing organizations, other receivables and payables from and to customers and brokers and dealers, loans due to affiliates, interest and other receivables and payables, and securities financing transactions approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Under the fair value hierarchy, cash and cash equivalents and cash segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1. Other receivables and payables from and to customers and brokers and dealers, loans due to affiliates, interest and other receivables and payables are classified as Level 2. Securities financing transactions are classified as Level 2 because they are generally short-dated and/or variable-rate instruments collateralized by U.S. government or agency securities.

Fair Value Option

The Company elects to account for trading liabilities related to the Company's DRIP program under the fair value option. This represents the Company's obligation to settle the fractional shares in cash equal to the fair value at the date of settlement. The fair value option has been elected for the Company's DRIP program obligations to offset the changes in the corresponding trading assets, which are recognized at fair value.

6. Securities Financing Transactions

The Company enters into securities financing transactions with affiliates which include securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase. These securities financing transactions are to obtain securities for settlement, meet its regulatory reserve requirements under SEA Rule 15c3-3, and maintain liquidity.

Offsetting of Securities Financing Transactions

Substantially all of the Company's securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company may offset securities financing transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The table below presents securities financing transactions included on the Company's Consolidated Balance Sheet at December 31, 2025. Balances are presented on a gross basis. Gross assets and liabilities may be adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, where applicable. At December 31, 2025, the Company did not offset any of its financing transactions.

Securities Financing Transactions

(Dollars in millions)	Gross Assets[1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[2]	Net Assets
Receivables under resale agreements	$ 17,028	$ —	$ 17,028	$ (17,028)	$ —
Receivables under securities borrowed transactions	240	—	240	(212)	28
Total	$ 17,268	$ —	$ 17,268	$ (17,240)	$ 28

	Gross Liabilities[1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[2]	Net Liabilities
Payables under securities loaned transactions	$ 2,508	$ —	$ 2,508	$ (2,422)	$ 86
Total	$ 2,508	$ —	$ 2,508	$ (2,422)	$ 86

[1] Includes activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries.
[2] Includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Consolidated Balance Sheet but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.

Payables under Securities Loaned Transactions Accounted for as Secured Borrowings

For securities loaned transactions, the Company receives collateral in the form of cash or other securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily, and the Company may receive or return collateral pledged, when appropriate. At December 31, 2025, the maturity of all of the Company's securities loaned transactions were either overnight or continuous (i.e., no stated term), or short-term.

7. Goodwill and Intangible Assets

Goodwill

The Company completed its annual goodwill impairment test as of June 30, 2025 using a qualitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment. For more information regarding the nature of and accounting for the Company's annual goodwill impairment testing, see *Note 2 – Summary of Significant Accounting Policies*.

The carrying amount of goodwill was $878.0 million at December 31, 2025.

Intangible Asset

At December 31, 2025, the carrying amount of the Company's indefinite-lived intangible asset representing the Merrill Lynch brand name was $935.0 million. The intangible has an indefinite life and, accordingly, is not being amortized.

The Company determined that there was no impairment of the intangible asset as of the June 30, 2025 test date.

8. Subordinated Borrowing

The Company has a $3.0 billion revolving subordinated line of credit agreement with NB Holdings which has been approved for regulatory capital purposes. The credit line is scheduled to mature on December 13, 2027 and will be automatically extended by one year each year unless NB Holdings provides notice of non-extension at least 390 days prior to the then-applicable maturity date. At December 31, 2025, there was no outstanding balance on the line of credit.

The Company may obtain letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. There were no letters of credit outstanding at December 31, 2025.

9. Leases

The Company enters into lessee arrangements, which predominantly consist of operating leases for premises and equipment; the Company's financing leases are not significant. For more information on lease accounting, see *Note 2 – Summary of Significant Accounting Policies*. Lease terms may contain renewal and extension options and early termination features. Generally, these options do not impact the lease term because the Company is not reasonably certain that it will exercise the options.

The table below provides information on the right-of-use asset, lease liability, and weighted-average discount rate and lease term at December 31, 2025.

Supplemental Information for Lessee Arrangements

(Dollars in millions)		
Right-of-use asset	$	742
Lease liabilities	$	812
Weighted-average discount rate used to calculate present value of future minimum lease payments		4.6 %
Weighted-average lease term (in years)		6.2

[1] Represents cash paid for amounts included in the measurements of lease liabilities.
[2] Primarily consists of payments for common area maintenance and property taxes.
[3] Amounts are recorded in Occupancy and related depreciation on the Consolidated Statement of Operations and Comprehensive Income.

Maturity Analysis

The maturities of lessee arrangements outstanding at December 31, 2025 are presented in the table below based on undiscounted cash flows.

Maturities of Lessee Arrangements

(Dollars in millions)		
2026	$	191
2027		168
2028		141
2029		113
2030		89
Thereafter		227
Total undiscounted cash flows		929
Less: Net present value adjustment		(117)
Total lease liabilities	$	812

10. Contingencies and Guarantees

Guarantees

Exchange and Clearing House Member Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. The Company's potential obligations may be

limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the Company has assessed the probability of making any such payments as remote.

Clearing Services
The Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

Financial Advisor Loans
An affiliate of the Company issues loans to the Company's financial advisors (FA Loans) which are serviced by the Company. These loans are generally forgiven over the vesting period as long as they remain employed with the Company. The outstanding loan balance becomes due if employment is terminated before the end of the vesting period. The Company fully guarantees the amount outstanding in the event of default. At December 31, 2025, the Company had FA Loan guarantees of $374.5 million, which is the maximum potential amount of future payments. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses. At December 31, 2025, expected credit losses assessed by the affiliate do not have a material impact to the Consolidated Balance Sheet.

Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or a party to pending and threatened legal, regulatory, and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome or timing of the ultimate resolution of these matters.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable and whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

11. Employee Benefit Plans

Bank of America sponsors a qualified noncontributory trusteed pension plan (Qualified Pension Plan), a number of noncontributory nonqualified pension plans, qualified and non-qualified defined contribution retirement plans, and postretirement health and life plans that cover eligible employees. The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans. Required disclosures are included in the December 31, 2025 Form 10-K of Bank of America.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's Qualified Pension Plan. Benefits earned under the Qualified Pension Plan have been frozen.

12. Employee Incentive Plans

Incentive plans are sponsored by Bank of America and the Company. Refer to the December 31, 2025 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Equity Plan (BACEP). Under this plan, Bank of America grants stock-based awards, including restricted stock units (RSUs), to eligible employees.

Grants in 2025 from the BACEP include RSUs that were authorized to settle predominantly in shares of common stock of Bank of America. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting.

Other Compensation Arrangements
The Company participates in Bank of America-sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program.

13. Income Taxes

The reconciliation of the beginning unrecognized income tax benefits balance to the ending balance is presented in the table below.

(Dollars in millions)		
Balance at January 1, 2025	$	20
Increases related to positions taken during current year		—
Increases related to positions taken during prior years		—
Decreases in positions taken during prior years		—
Settlements		—
Expiration of statute		(8)
Balance at December 31, 2025	$	12

At December 31, 2025, the balance of the Company's unrecognized income tax benefits which would, if recognized, affect the Company's effective tax rate, was $10.0 million. Included in the unrecognized income tax benefits balance are some items, the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state unrecognized income tax benefits that would be offset by the tax benefit of the associated federal deduction, and the portion of gross non-U.S. unrecognized income tax benefits that would be offset by tax reductions in other jurisdictions.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service (IRS) and other tax authorities in countries and states in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations by major jurisdiction for the Company at December 31, 2025.

Tax Examination Status

Jurisdiction	Years under Examination [1]	Status
United States	2017 - 2023	Field examination
California	2018 - 2021	Field examination
New York	2022 - 2024	Field examination
New York City	2022 - 2024	To begin in 2026

[1] All tax years subsequent to the above years remain open to examination.

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2025 are presented in the following table.

Deferred Tax Assets and Liabilities

(Dollars in millions)		
Deferred tax assets		
Lease liabilities	$	202
Accrued expenses		82
Tax attribute carryforwards		52
Other		8
Gross deferred tax assets		344
Valuation allowance		(36)
Total deferred tax assets, net of valuation allowance		**308**
Deferred tax liabilities		
Goodwill and intangible assets		233
Right-of-use lease assets		186
Other		24
Gross deferred tax liabilities		443
Net deferred tax liability	$	**135**

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss and tax credit carryforwards at December 31, 2025.

Net Operating Loss and Tax Credit Carryforward Deferred Tax Assets

(Dollars in millions)	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S. states[1]	$ 23	$ (11)	$ 12	Various
Total loss carryforwards	**$ 23**	**$ (11)**	**$ 12**	
State tax credits	4	—	4	After 2033
Foreign tax credits	25	(25)	—	
Total tax credit carryforwards	**$ 29**	**$ (25)**	**$ 4**	

[1] Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $29 million and $(13) million, respectively.

Management concluded that no valuation allowance was necessary to reduce the state tax credit carryforwards since estimated future taxable income will be sufficient to utilize these assets prior to expiration. Management's conclusion is supported by financial results and profit forecasts for the Company and Bank of America. However, a material change in those estimates could lead management to reassess such valuation allowance conclusions.

At December 31, 2025, the Company had a current income tax payable due to its affiliates of $822 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America under the intercompany tax allocation agreements with Bank of America.

14. Segment Information

The Company's operations constitute a single operating segment, and therefore a single reportable segment, because the Company is a brokerage and investment adviser firm and the Chief Operating Decision Maker (CODM) manages the business activities using the information of the Company as a whole. The Company has identified the Director & CEO and another Director of the Company's Board of Directors as the CODM. Together they direct the business activities of the Company.

The accounting policies used to assess performance of the segment are the same as those described in *Note 2 - Summary of Significant Accounting Policies.*

15. Subsequent Events

The Company evaluates whether events, occurring after the balance sheet date but before the date the Consolidated Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through February 27, 2026, which is the issuance date of the Consolidated Balance Sheet.

In February 2026, the Company executed a $3.0 billion drawdown of the subordinated line of credit with NB Holdings.

Also in February 2026, the maturities of the Company's existing revolving senior unsecured lines of credit with NB Holdings and MLBTC were extended to February 1, 2027.

There have been no other material subsequent events that occurred during such period that would require disclosure or recognition in the Consolidated Balance Sheet as of December 31, 2025.

16. Regulatory Requirements

SEC Uniform Net Capital Rule
As an SEC registered broker-dealer and CFTC registered introducing broker, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Standard" as permitted by SEA Rule 15c3-1.

In accordance with the Alternative Standard, the Company is required to maintain net capital in excess of $250.0 thousand or two percent of aggregate debit items, computed in accordance with the Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers, which was $174.8 million.

At December 31, 2025, the Company's regulatory net capital as defined by SEA Rule 15c3-1 was $8.1 billion and exceeded the minimum requirement of $174.8 million by $7.9 billion.

SEC Customer Protection Rule
The Company is also subject to the customer protection requirements of SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As

of December 31, 2025, the Company had $8.3 billion of U.S. government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with SEA Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker-dealers (PAB). As of December 31, 2025, the Company had $5.0 million of cash segregated in the special reserve bank account.

The Company prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company:

(Dollars in millions)	FOCUS Report[1]	Subsidiaries	Eliminations	Consolidated
Total assets	$ 35,265	$ 648	$ (552)	$ 35,361
Total liabilities	23,087	305	(209)	23,183
Total stockholder's equity	12,178	343	(343)	12,178
Total liabilities and stockholder's equity	$ 35,265	$ 648	$ (552)	$ 35,361

[1] There are no material differences between the FOCUS Report and the above schedule.